Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

07024150

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:sandy.sunnar@misys.co.uk

1 June 2007

Dear Sirs

SUPPL

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 1 May 2007 and 31 May 2007 inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Sandy Sunnar
Secretariat Manager

Enc

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

RECEIVED
2007 JUN -5 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

dw 6/7

Registered Office: Burleigh House Chapel Oak Salford Priors EVESHAM WR11 8SP
Registered in England Number 1360027 VAT Registered Number 488 0035 39

REG-Misys: Holding(s) in Company <MSY.L>

Released: 02/05/2007

RECEIVED

2007 MAY -5 P 12:19

Misys plc announces that on 30 April 2007 it received the notification set out below from Deutsche Bank AG pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
02.05.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):	NO

3. Full name of person(s) subject to the notification obligation (iii):	DEUTSCHE BANK AG
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	27 APRIL 2007
6. Date on which issuer notified:	30 APRIL 2007
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	N/A	N/A	15,147,602	15,147,602		3.02%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial	Expiration date (xiii)	Exercise/ Conversion	Number of voting rights that may be	% of voting

instrument		Period/ Date (xiv)	acquired if the instrument is exercised/ converted	rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
15,147,602	3.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in Misys Plc since the implementation of the Disclosure and Transparency Rules in the UK.

14. Contact name: David Lindsay/ Andrew Anderson

15. Contact telephone number: +00 44 207 545 8533/8532

END

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1. Name of company: Misys plc

2. Name of scheme: Misys 1987 Executive Share Option Scheme

3. Period of return: From: 1 November 2006 to 30 April 2007

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme: 386,025 Ordinary Shares of 1p each

5. Number of shares issued/allotted under scheme during period: 0

6. Balance under scheme not yet issued/allotted at end of period: 386,025

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 5,252,885 Ordinary Shares of 1p each 18 September 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 551,727,036

Contact for queries: Address:

Name: Ruth Russell Burleigh House, Chapel Oak, Salford Priors,

Telephone: 01386 872129 Evesham, Worcs. WR11 8SP.

Person making return
Name: Andrea Gray
Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1. Name of company: Misys plc

2. Name of scheme: Misys 1991 Performance - Related Share Option Scheme

3. Period of return: From: 1 November 2006 to 30 April 2007

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme: 393,401 Ordinary Shares of 1p each

5. Number of shares issued/allotted under scheme during period: 0

6. Balance under scheme not yet issued/allotted at end of period: 393,401

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 538,400 Ordinary Shares of 1p each 18 September 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 551,727,036

Contact for queries:

Name: Ruth Russell

Telephone: 01386 872129

Address: Burleigh House, Chapel Oak, Salford Priors, Evesham, Worcs. WR11 8SP.

Person making return
Name: Andrea Gray
Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1. Name of company: Misys plc

2. Name of scheme: Misys 2000 Share Option Plan

3. Period of return: From 1 November 2006 to 30 April 2007

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme: 26,957 Ordinary Shares of 1p each

5. Number of shares issued/allotted under scheme during period: 0

6. Balance under scheme not yet issued/allotted at end of period: 26,957

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 770,712 Ordinary Shares of 1p each 14 August 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 551,727,036

Contact for queries:

Name: Ruth Russell

Telephone: 01386 872129

Address: Burleigh House, Chapel Oak, Salford Priors, Evesham, Worcs. WR11 8SP.

Person making return
Name: Andrea Gray
Position: Assistant Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Misys plc
2.	Name of scheme:	Misys 2001 Sharesave Scheme
3.	Period of return:	From 1 November 2006 to 30 April 2007
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	750,032 Ordinary Shares of 1p each
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	750,032
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	898,504 Ordinary Shares of 1p each 15 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 551,727,036

Contact for queries:

Name: Ruth Russell

Telephone: 01386 872129

Address:

Burleigh House, Chapel Oak, Salford Priors,

Evesham, Worcs. WR11 8SP.

Person making return

Name: Andrea Gray

Position: Assistant Company Secretary

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i) ABOVE

3. Name of person discharging managerial responsibilities/ director

HOWARD EVANS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

1. PERSON REFERRED TO IN 3 ABOVE

2. SPOUSE OF PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

1. LLOYDS TSB REGISTRARS ISA NOMINEES LIMITED

2. LLOYDS TSB REGISTRARS ISA NOMINEES LIMITED

8 State the nature of the transaction

INVESTMENT IN ISA

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

1. 2798 | 1. 0.00055%

2. 2798 | 2. 0.00055%

11. Number of shares, debentures or financial instruments relating to shares disposed

1. 2832

2. 2832

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

1. 0.00056%

2. 0.00056%

13. Price per share or value of transaction

248.25p PER SHARE (Acquisition Price)

247.75p PER SHARE (Disposal Price)

14. Date and place of transaction

27 APRIL 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

130,571

0.026%

16. Date issuer informed of transaction

30 APRIL 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Andrea Gray - 01386 872130

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREA GRAY

Date of notification 1 MAY 2007

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 03/05/2007

Misys plc announces that on 2 May 2007 it received the notification set out below from Deutsche Bank AG pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
03.05.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):	NO

3. Full name of person(s) subject to the notification obligation (iii):	DEUTSCHE BANK AG
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	1 MAY 2007
6. Date on which issuer notified:	2 MAY 2007
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	15,147,602	15,147,602	Below 3%	Below 3%		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of   Expiration   Exercise/   Number of voting   % of

financial instrument	date (xiii)	Conversion Period/ Date (xiv)	rights that may be acquired if the instrument is exercised/ converted	voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: David Lindsay/ Andrew Anderson

15. Contact telephone number: +00 44 207 545 8533/8532

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 03/05/2007

Misys plc ("the Company") announces, pursuant to DTR 5.5.1 of the Disclosure and Transparency Rules, that on 8 March 2007 the Company's holding of its own shares in Treasury went below the threshold of 10% of the Company's total number of voting rights. This was triggered by a transfer of 30,579 shares out of Treasury to participants in the Company's employee share schemes on that date.

Prior to the triggering transaction, the Company had a direct holding of 50,161,983 shares in Treasury each with one voting right per share. Following the triggering transaction, the Company had a direct holding of 50,131,404 shares in Treasury each with one voting right per share, being 9.99% of the total voting rights. In accordance with DTR 5.5.1, this announcement should have been made within four trading days following the disposal.

The voting rights of shares held in Treasury are not exercisable.

03.05.07

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130

END

Released: 03/05/2007

Transfer of Shares held in Treasury
Misys plc announces that on 3 May 2007 it transferred to participants in its employee share schemes 388,240 ordinary shares at prices between 177p and 229.5p per share. The shares were all formerly held as Treasury shares. Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,348,565 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,378,471.
03.05.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 04/05/2007

Transfer of Shares held in Treasury
Misys plc announces that on 4 May 2007 it transferred to participants in its employee share schemes 10,000 ordinary shares at 205p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,338,565 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,388,471.
04.05.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 10/05/2007

Transfer of Shares held in Treasury

Misys plc announces that on 10 May 2007 it transferred to participants in its employee share schemes 25,000 ordinary shares at 205p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,313,565 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,413,471.

10.05.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 11/05/2007

Transfer of Shares held in Treasury

Misys plc announces that on 11 May 2007 it transferred to participants in its employee share schemes 123,332 ordinary shares at prices between 178p and 227p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,190,233 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,536,803.

11.05.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 14/05/2007

Transfer of Shares held in Treasury
Misys plc announces that on 14 May 2007 it transferred to participants in its employee share schemes 50,000 ordinary shares at prices between 175p and 178p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,140,233 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,586,803.
14.05.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 0:7 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807721

Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email: josh.rosenstock@misys.co.uk

END

Released: 15/05/2007

RECEIVED
2007 JUN -5 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 tc 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i) ABOVE

3. Name of person discharging managerial responsibilities/ director

AL-NOOR RAMJI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

AL-NOOR RAMJI

8 State the nature of the transaction

ACQUISITION UNDER THE TERMS OF THE TAKE-OVER OFFER ARRANGEMENT IN 1995 BY MISYS PLC FOR MISYS B & S DIVISION LIMITED (PREVIOUSLY KNOWN AS ACT GROUP PLC). IT HAD RECENTLY COME TO LIGHT THAT MR RAMJI HAD NOT TAKEN UP HIS ENTITLEMENT AT THE TIME OF THE OFFER IN 1995.

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

1100 0.0002%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

UNDER THE TERMS OF THE OFFER, EACH SHAREHOLDER OF MISYS B & S DIVISION LIMITED RECEIVED £3 IN CASH AND 2.2 MISYS ORDINARY SHARES FOR EVERY 10 MISYS B & S DIVISION LIMITED SHARES HELD.

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

24,536

0.0048%

16. Date issuer informed of transaction

15 MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Andrea Gray - 01386 872130

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREA GRAY

Date of notification 15 MAY 2007

END

REG-Misys: Treasury Stock <MSY.L>

Released: 15/05/2007

Transfer of Shares held in Treasury
Misys plc announces that on 15 May 2007 it transferred to participants in its employee share schemes 10,000 ordinary shares 205p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,130,233 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,596,803.
15.05.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 17/05/2007

Transfer of Shares held in Treasury
Misys plc announces that on 17 May 2007 it transferred to participants in its employee share schemes 153,997 ordinary shares at prices between 175p and 230.5p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,976,236 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,750,800.
17.05.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Director/PDMR Shareholding <MSY.L>

Released: 18/05/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i) ABOVE

3. Name of person discharging managerial responsibilities/ director

PATRICK GALE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

PATRICK GALE

8 State the nature of the transaction

SALE OF 117,343 SHARES.

9. Number of shares, debentures or financial instruments relating to shares acquired

0

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

117,343 | 0.02354%

13. Price per share or value of transaction

248.5p PER SHARE (SALE)

14. Date and place of transaction

16 MAY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nil

16. Date issuer informed of transaction

17 MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

Steve Leimgruber

Date of notification 18 May 2007

END

REG-Misys: Director/PDMR Shareholding <MSY.L>

Released: 18/05/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i) ABOVE

3. Name of person discharging managerial responsibilities/ director

PATRICK GALE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

PATRICK GALE

8 State the nature of the transaction

EXERCISE AND IMMEDIATE SALE OF 16,666 SHARES (OPTION PRICE OF 175p) UNDER AN AWARD MADE PURSUANT TO THE MISYS 2000 SHARE OPTION PLAN GRANTED IN 2004.

9. Number of shares, debentures or financial instruments relating to shares acquired

16,666

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.003315%

11. Number of shares, debentures or

12. Percentage of issued class disposed

financial instruments relating to shares disposed

16,666

(treasury shares of that class should not be taken into account when calculating percentage)

0.003315%

13. Price per share or value of transaction

248.75p PER SHARE (SALE)

14. Date and place of transaction

17 MAY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nil

16. Date issuer informed of transaction

17 MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

Steve Leimgruber

Date of notification 18 May 2007

END

REG-Misys: Treasury Stock <MSY.L>

Released: 18/05/2007

Transfer of Shares held in Treasury
Misys plc announces that on 18 May 2007 it transferred to participants in its employee share schemes 51,659 ordinary shares at prices between nil cost and 178p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,924,577 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,802,459.
18.05.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 22/05/2007

Misys plc announces that on 22 May 2007 it received the notification set out below from Deutsche Bank AG pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
22.05.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):	NO

3. Full name of person(s) subject to the notification obligation (iii):	DEUTSCHE BANK AG
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	21 MAY 2007
6. Date on which issuer notified:	22 MAY 2007
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	Below 3%	Below 3%	15,472,444	15,472,444		3.08	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial	Expiration date (xiii)	Exercise/ Conversion	Number of voting rights that may be	% of voting

instrument		Period/ Date (xiv)	acquired if the instrument is exercised/ converted	rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
15,472,444	3.08%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: David Lindsay/ Andrew Anderson

15. Contact telephone number: +00 44 207 545 8533/8532

END

REG-Misys: Treasury Stock <MSY.L>

Released: 22/05/2007

Transfer of Shares held in Treasury
Misys plc announces that on 22 May 2007 it transferred to participants in its employee share schemes 17,937 ordinary shares at prices between nil cost and 230.5p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,906,640 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,820,396.
22.05.07
Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Director/PDMR Shareholding <MSY.L>

Released: 24/05/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(i) ABOVE

3. Name of person discharging managerial responsibilities/ director

Edward Ho

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

Edward Ho

8 State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

39,852

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0079%

11. Number of shares, debentures or financial instruments relating to shares disposed

Nil

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

13. Price per share or value of transaction

252.75p PER SHARE

14. Date and place of transaction

23 MAY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

39,852 (0.0079%)

16. Date issuer informed of transaction

23 MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Steve Leimgruber

0207 368 2342

Name and signature of duly authorised officer of issuer responsible for making notification

Steve Leimgruber

Date of notification 24 May 2007

END

REG-Misys: Treasury Stock <MSY.L>

Released: 25/05/2007

Transfer of Shares held in Treasury

Misys plc announces that on 25 May 2007 it transferred to participants in its employee share schemes 30,548 ordinary shares at prices between 229.5p and 231p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,876,092 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,850,944.

25.05.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i) ABOVE

3. Name of person discharging managerial responsibilities/ director

HOWARD EVANS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

1. PERSON REFERRED TO IN 3 ABOVE

2. SPOUSE OF PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

1. PUDDLE DOCK NOMINEES LIMITED

2. PUDDLE DOCK NOMINEES LIMITED

8 State the nature of the transaction

RE-INVESTMENT OF DIVIDEND IN PEP

9. Number of shares, debentures or financial instruments relating to shares acquired

1. 5

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

1. 0.00000009%

2. 5 | 2. 0.00000009%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

250.44p PER SHARE

14. Date and place of transaction

25 MAY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

130,581

0.026%

16. Date issuer informed of transaction

29 MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREA GRAY

Date of notification 29 MAY 2007

END